UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), pursuant to the provisions of the Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

OTHER RELEVANT INFORMATION

In relation to the voluntary tender offer (the “Offer”) for the entire share capital of Banco de Sabadell, S.A. (“Banco Sabadell”) launched by BBVA and authorized today by the Spanish National Securities Market Commission (CNMV), it is hereby stated that BBVA will not issue any prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council in relation to the ordinary shares to be issued in order to attend the consideration offered to the shareholders of Banco de Sabadell under the Offer, nor for their admission to trading on the Spanish Stock Exchanges through the SIBE, since BBVA has elected to rely on the exemptions for exchange offers set out in Article 1, paragraphs 4(f) and 5(e), of Regulation (EU) 2017/1129.

For this purpose, BBVA has published today, on its website (www.bbva.com), an exemption document in accordance with the requirements of Delegated Regulation (EU) 2021/528, which does not constitute a prospectus for the purposes of Regulation (EU) 2017/1129 and is available at the following link: https://accionistaseinversores.bbva.com/wp-content/uploads/2025/09/Documento-de-exencion-BBVA.pdf.

The exemption document does not require review or approval by any supervisory authority and, specifically, has not been reviewed, approved or filed with the CNMV.

Madrid, September 5, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 5, 2025	By: /s/ Victoria del Castillo Marchese
Name: Victoria del Castillo Marchese
Title: Global Head of Strategy & M&A